Exhibit 99.2

Translated from Hebrew

GIZA • SINGER • EVEN

FAIRNESS OPINION

ON THE SUBJECT OF:

TRANSACTION FOR THE TRANSFER OF PCH SHARES

TO ISRAEL PETROCHEMICAL ENTERPRISES

Prepared for: Scailex Corporation Ltd.

Giza–Singer–Even Ltd., Economic & Financial Consulting •
7 Jabotinsky St., Ramat-Gan 52520 • Tel. 03.5756836 • Fax: 03.5753089 • e-mail: office@gse.co.il

Scailex Corporation Ltd.
Herzliya

Re: Examination of the fairness of the transaction for the sale of
Scailex’s shareholdings of “Oil Refineries Ltd.”

1.	We have been asked by you to express our professional opinion regarding the fairness of a planned transaction, within which scope, Scailex Corporation Ltd. (“Scailex”), a public company traded on the Tel-Aviv Stock Exchange and quoted on the Over-the-Counter Bulletin Board in the United States (OTCBB), shall sell 100% of the issued and paid-up share capital of the Scailex subsidiary, Petroleum Capital Holdings Ltd. (“PCH”) to Israel Petrochemical Enterprises Ltd. (“Petrochemicals”), the controlling shareholder of Scailex, for the consideration of an inclusive sum of about ILS 1.14 billion, which reflects a price of ILS 3.62 per share of Oil Refineries Ltd. (“ORL”). Within the scope of the Sale Agreement, and in addition to the purchase of all of PCH’s shares, Petrochemicals shall purchase capital notes from the Company, that were issued by PCH in respect of funds injected into PCH, and shall receive by way of assignment and transfer, all of the rights and obligations of Scailex and of PCH pursuant to and by virtue of the irrevocable letter of undertaking (“the Letter of Undertaking”) with the Israel Corporation Ltd. (“the Israel Corporation”).

PCH is a wholly owned subsidiary of Scailex. Correct to date, PCH holds about 15.76% of ORL’s issued share capital, and is, together with Scailex, a party to the irrevocable Letter of Undertaking from the Israel Corporation (“Israel Corporation”), which regulates their relations as shareholders of ORL.

This opinion focuses on the question of whether the price stated in the transaction reflects, from an economic perspective, a fair and reasonable cost from the point of view of the remaining shareholders of Scailex.

This opinion was arrived at under the assumption that the capital notes issued by PCH do not confer extra rights over ordinary shares of PCH.

2.	For the purpose of preparing our opinion, we based ourselves solely on information in the public domain, which includes, inter alia, audited financial statements of Scailex and of ORL. During preparation of our opinion, we examined, inter alia, the value of the control in ORL, held by the minority shareholders of Scailex, which derives, inter alia, from the Letter of Undertaking, as stated.

3.	Within the scope of preparation of our opinion, we met with Scailex’s Chief Executive Officer, Mr. Yahel Shachar, and with the Chairman of the Audit Committee in this regard, Mr. Modi Peled.

4.	This opinion does not include a position or recommendation regarding whether the transaction described above should be executed, and our opinion does not contain a recommendation to shareholders of Scailex and to holders of other shares regarding how they should vote during the General Assembly relating to the transaction.

5.	We relied on sources that appeared to us to be reliable, and nothing came to our attention that is liable to indicate any lack of reasonability in the data we used (including, after performing general reasonability tests of the matters). Nonetheless, we clarify that our work does not constitute a verification or confirmation of the correctness, completeness or accuracy of these data.

6.	An economic valuation is intended to reasonably and fairly reflect a given situation at a particular time, on the basis of known data and while relating to basic assumptions and forecasts estimated on the basis of this information.

7.	We hereby affirm that we have no personal interest in Scailex and/or in Petrochemicals and/or in ORL, and that we have no personal interest in the described transaction, with the exception of receiving a fee in respect of the services to be provided by our company. It is clarified that we were not partners during negotiations within the scope of the described transaction.

8.	Our opinion does not express an opinion on the price of shares of Scailex and/or of ORL and/or of Petrochemicals and/or on the price at which these shares shall be traded, whether at the time we issued our opinion or subsequently and/or on the date of the notification of approval or execution of the transaction or subsequent to that date.

9.	We hereby consent to this opinion being included and/or referred to in the report that shall be issued in connection with the transaction by Scailex pursuant to the duties of disclosure applicable to Scailex pursuant to the securities laws in Israel and/or in the United States, or any statute and/or law that might supersede them, replace them and/or be added thereto, or pursuant to any other relevant statute and/or law, including in any amended report and/or in any other report that Scailex might be required to submit pursuant to any law. Furthermore, Scailex shall be allowed to make use of this opinion within the scope of proceedings for approving the transaction and within the scope of assemblies required for that purpose, and vis-à-vis any person, body and authority, as it shall deem fit.

10.	After having perused the documents and performed the procedures mentioned in clauses 2 and 3, we evaluate, according to the best of our professional knowledge, that the aforesaid transaction is fair and reasonable from the point of view of the minority shareholders of Scailex, given that the price of the transaction is about ILS 1.14 billion.

11.	Particulars of the Company performing the valuation and the valuator

The valuating company: Giza Singer Even Ltd. is a private business consulting company, which was founded in 2004, the result of a merger between Giza Economic Consulting, which was founded in 1985, and Singer et Even, which was founded in 1992, and is one of the largest and principal independent business consulting firms in Israel. Giza Singer Even provides counseling to its clients in the fields of: valuations and business analyses, complex financial and economic models, financial strategies for companies and projects, the development and application of innovative financing tools (such as in the field of securitization), advisory services during business and financial negotiations, the preparation of business plans, expert opinions and more.

The valuator: Prof. Eli Kraizberg, Partner, Professor of finance at Bar Ilan University, the Technion, and the Netanya College, with more than 20 years of experience and the following education: Bachelor’s Degree from Tel-Aviv University, MBA from New York University, and a PhD. From New York University.

12.	Particulars of the engagement

a.	The client ordering the work was Scailex (through its C.E.O., Mr. Yahel Shachar).

b.	We were given indemnity, pursuant whereto, the client undertakes to indemnify our firm in respect of any sum, liability or expense that it might pay or that it might be required to pay in respect of any lawsuit, demand, allegation or other proceedings that might be instituted against it (including civil or penal, in or out of courts, arbitration proceedings and mediation proceedings), whose cause derives or relates, directly or indirectly to the performance of this work, including, but without derogating, reasonable litigation expenses and other expenses that might be required for its defense. The indemnification undertaking shall not apply if it shall be determined that we acted maliciously or negligently in relation to performance of this work. The indemnification is not limited in amount.

13.	Previous assignments of the valuator

Giza Singer Even provided counseling to PCH during the tender for the purchase of ORL shares in February 2007, and performed a purchase price allotment for Scailex.

Sincerely, [signature]